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LIMITED APPRAISAL IN A
RESTRICTED REPORT

POPLAR TOWERS OFFICE BUILDING
6263 Poplar Avenue
Memphis, Tennessee

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As of October 21, 1996

Prepared For:

PRUDENTIAL SECURITIES, INCORPORATED
One Seaport Plaza, 16th Floor
New York, New York 10292-0116

Prepared By:

CUSHMAN & WAKEFIELD OF GEORGIA, INC.
Valuation Advisory Services
3300 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia  30309


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This is a Limited Appraisal in a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Restricted Appraisal Report. As such, it presents no discussion of the data, reasoning, an analyses that were used in the appraisal process to develop the appraiser's opinion of a fee simple value range. This report is not intended to be understood properly without the supporting documentation concerning the data, reasoning, and analyses which will be retained the appraiser's files. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

Furthermore, in accordance with the prior agreement between the client and the appraiser, this report is the result of a limited appraisal process, in that certain allowable departures from specific guidelines of the Uniform Standards of Professional Appraisal Practice were invoked. Specifically, the valuation is limited to the discounted cash flow method in the Income Approach, and no inspection was performed. The information relative to the property and the market were provided via telephone interviews and desk top review. The appraiser has appraised and inspected the property on previous occasions, and this knowledge was relied upon for this desktop review/ limited appraisal. The intended user of this report is warned that the reliability of the value conclusion provided may be impacted because of these departures from specific guidelines of USPAP.


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CLIENT:       Mr. Chester Piskorowski
              Senior Vice President
              Specialty Finance Department
              Prudential Securities Incorporated
              New York, New York 10292-0116

APPRAISER:    John S. Schneider, Jr., MAI
              Associate Director
              Cushman & Wakefield of Georgia, Inc.
              3300 One Atlantic Center
              1201 West Peachtree Street
              Atlanta, Georgia 30309

SUBJECT:      POPLAR TOWERS Office Building
              6263 Poplar Avenue
              Memphis, Shelby County, Tennessee

PURPOSE OF THE APPRAISAL:

The purpose of this appraisal is to estimate, a market value range for the unencumbered leased fee interest in the subject property.

INTENDED USE OF REPORT:

The sole purpose is to assist Prudential Bache in making internal corporate decisions regarding this property.

INTEREST VALUED: Leased Fee - The property is 93 percent occupied. We relied on a rent roll provided by the property management company as well as information obtained by telephone from the on site property manager.

VALUE ESTIMATE:  Market Value as defined by the Tenth Edition of the Appraisal of Real Estate, Page 18.

EFFECTIVE DATE OF VALUE:           October 21, 1996

DATE OF REPORT:                    October 21, 1996

APPRAISAL DEVELOPMENT AND REPORTING PROCESS: In preparing this appraisal, the appraiser performed a desktop review of the rent roll and financial statements provided and made telephone inqueries into the current market conditions in the subject location. This information was applied in the discounted cash flow model used in the Income Approach, the only approach employed in this limited appraisal.

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This Restricted Appraisal Report sets forth only the appraiser's conclusions.
Supporting documentation will be retained in the appraiser's files.

REAL ESTATE APPRAISED:          Poplar Towers Office Building
                                6263 Poplar Avenue
                                Memphis, Shelby County, Tennessee

The subject property consists of a 11 story Class B office building constructed in 1974 and containing 100,901+/-square feet of rentable building area, on a site of 3.862+/-acres. The building is currently reported to be 93 percent occupied by approximately 33 tenants.

HIGHEST AND BEST USE:

HIGHEST AND BEST USE AS THOUGH VACANT:  Office Use

HIGHEST AND BEST USE AS IMPROVED:  Existing Office Building Use.

TOTAL CONCLUDED VALUE RANGE:    $4,800,000 to $5,000,000
                               ($47.57 ________ to $49.55 per SF)

ASSUMPTIONS AND LIMITING CONDITIONS:

1. As agreed upon with the client prior to the preparation of this appraisal, this is a Limited Appraisal because it invokes the Departure Provision of the Uniform Standards of Professional Appraisal Practice. As such, information pertinent to the valuation has not been considered and/or the full valuation process has not been applied. The reliability of the value conclusion provided herein may be less than that of a complete appraisal.

2. This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standard Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice for a Restricted Appraisal Report. As such, it does not include full discussions of the data, reasoning, or analyses that were used in the appraisal process to develop the appraiser's opinion of a fee simple value range. Supporting documentation concerning the data, reasoning and analyses will be retained in the appraiser's files. The information contained in this report is specific to the needs of the client and for the intended use stated in this report. The appraiser is not responsible for unauthorized use of this report.


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3.   Per our contractual agreement, the appraisers performed a desktop review and did not travel to the subject location or inspect the property for this limited appraisal. However, we last inspected the property in November, 1995, for a previous appraisal.

4. No responsibility is assumed for legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated in this report.

5. The property is appraised free and clear of any or all liens and encumbrances unless otherwise stated in this report.

6. Responsible ownership and competent property management are assumed unless otherwise stated in this report.

7. The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

8. Any plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

9. It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

10. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless otherwise stated in this report.

11. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined, and considered in this appraisal report.

12. It is assumed that all required licenses, certificates of occupancy or other legislative or administrative authority from any local, state, or national governmental or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report are based.

13. It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless otherwise stated in this report.


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14.  The appraiser is not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraiser that might suggest the possibility of the presence of such substances should not be taken as confirmation of the presence of hazardous waste and/or toxic materials. Such determinators would require investigation by a qualified expert in the field of environmental assessment. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The appraiser's value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value unless otherwise stated in this report. No responsibility is assumed for any environmental conditions, or for any expertise or engineering knowledge required to discover them. The appraiser's descriptions and resulting comments are the result of the routine observations made during the appraisal process.

15. Unless otherwise stated in this report, the subject property is appraised without a specific compliance survey having been conducted to determine if the property is or is not in conformance with the requirements of the Americans with Disabilities Act. The presence of architectural and communications barriers that are structural in nature that would restrict access by disabled individuals may adversely affect the property's value, marketability, or utility.

16. The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

17. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraiser, and in any event, only with proper written qualifications and only in its entirety.

18. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news sales, or other media without prior written consent and approval of the appraiser.


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CERTIFICATION:

    We certify that, to the best of our knowledge and belief:

1. John S. Schneider, Jr., MAI, has not inspected the property for this limited appraisal. Inspections have been made in prior years, however.

2.   The statements of fact contained in this report are true and correct.

3. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.

4. We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

5. Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event. The appraisal assignment was not based on a requested minimum valuation, a specific valuation or the approval of a loan.

6. No one provided significant professional assistance to the persons signing this report.

7. Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Departure Provision of the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

9. As of the date of this report, John S. Schneider, Jr., MAI, has completed the requirements of the continuing education program of the Appraisal Institute.


     /s/ JOHN S. SCHNEIDER
     --------------------------------
     John S. Schneider, Jr., MAI
     Associate Director
     Certified Real Estate Appraiser
     Georgia No. CG001397

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                                   QUALIFICATIONS OF JOHN S. SCHNEIDER, JR., MAI
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Real Estate Background:
  Management and valuation/consulting practitioner experience with:
    Deloitte & Touche
    Ernst & Young
    Couch & Associates
    Landauer & Associates

Type of Services Provided:
  Valuation of all types of commercial, office, industrial, hotel and retail properties. Analysis and valuation of special purpose properties including resort communities, hotels, planned unit development and mixed-use developments.

  Counseling and consultation include appraisal review, investment analysis, disposition counseling, computer analysis of mortgage and lease portfolios and computer modeling for real estate investment analysis.

Experience:
  Mr. Schneider has been engaged in the real estate valuation and counseling profession since 1973. He has performed and managed engagements for a variety of clients including institutional investors, banks, Fortune 500 corporations, developers, and individuals. He has managed and performed real estate valuation and consulting engagements encompassing all types of commercial real estate. His experience demonstrates competency to appraise and analyze a variety of property types including regional malls, large-scale multi-tenant office and mixed-use properties, shopping centers, industrial plants, hotels, distressed properties, residential subdivisions, resort developments, and warehouses. Counseling engagements include market and feasibility studies, loan portfolio evaluation, analysis of purchase offers, REO portfolio cash flow studies, and highest and best use investigation. He has designed and developed software for a variety of real estate applications including the appraisal or evaluation of multi-tenant commercial developments.

Affiliations:
  MAI-Appraisal Institute
  Certified Real Estate Appraiser--Geogia No. CGOO1387

Education:
  North Carolina State University, B.A. (Economics)

  Successfully completed various courses offered by the Institute required for the MAI designation and continuing education requirements.